Eric Smith
Producer of Sales & Events, Social Media/Print Publicist

Crystal Bees Entertainment Center-Southington, CT (2016-current)

Marketing, Events & Sales Coordinating Producer – generate team building events; clients include ESPN, Cigna, Stanley B&D & UTC; Manage fundraisers such as Rock4Vets & Bikers Against Animal Cruelty, ESPN 40 reunion

Events – social media marketing & publicist. Created/launched shows such as Winter Blues n' Brews Festival, March Madness and Battle of the Bands; booked over 200 events and manage calendar/budgets for 'Rock On' series (live music every weekend) Research and screen entertainment; negotiate terms and contracts.

Publicist: write press releases & blogs for events and specials; create/post events on social media to generate interest and sales for live music including 2020 'Party on the Patio' summer series of outdoor concerts

NESN Consulting Producer (2014-15) – produce & write segments for NESN 30 documentary (history of the network) & launch/produce new morning show

ESPN Senior Producer, Bristol CT (1990-2013)

SportsCenter: Produced hundreds of SportsCenter shows, 2 and 3 hour blocks of shows covering breaking news, highlights and format content for analysts & reporters

SportsCentury documentaries: Emmy award winning Producer/Writer and all field and post production for one hour documentaries including Carl Yastrzemski, Jerry West, Magic Johnson, Stan Musial and Roy Campanella

ESPN Classic Live Road Shows: Senior Producer of two-hour live shows on location at championship events including three Super Bowls, NCAA Final Four, All-Star games

Other bio notes: Managed nightly 10 people ESPN staff: in charge of show meetings, assignments, show rundowns and posting show reports and performance reviews
(B.A. Communications Central Connecticut State University)